Exhibit 99(c)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at September 30, 2017:

At September 30, 2017
(in millions)
Total short-term borrowings(1)	¥35,786,876

Long-term debt:
Obligations under capital leases	17,174
Unsubordinated debt	24,702,600
Subordinated debt	4,796,833
Obligations under loan securitization transactions	630,314
Debt issuance costs	(13,881)

Total long-term debt	30,133,040

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 14,027,694,920 shares)	2,090,270
Capital surplus	5,820,198
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	4,601,402
Accumulated other comprehensive income, net of taxes	2,514,742
Treasury stock, at cost: 737,911,321 common shares	(513,999)

Total shareholders’ equity	14,752,184

Noncontrolling interests	728,189

Total equity	15,480,373

Total capitalization and indebtedness	¥45,613,413

Note:

(1)	Total short-term borrowings consists of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.